UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          ☒          Form 40-F          ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes          ☐          No          ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          ☐          No          ☒

Telecom Argentina S.A.

Item

1.             English translation of a letter dated September 21, 2018 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores) (including attachments)

FREE TRANSLATION

Buenos Aires, September 21, 2018

Comisión Nacional de Valores

RE.: Telecom Argentina S.A.

Mandatory Public Tender Offer

Dear Sirs,

I am writing to you in my capacity of Responsible for Markets Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), in relation to the Mandatory Public Tender Offer promoted by Cablevisión Holding S.A. (“CVH”) on June 21, 2018 and following with the information published by the Company through the Relevant Matter dated July 5, 2018.

In respect to this, we refer to the attached note received today from CVH, communicating the resolution dated September 20, 2018, issued in re. “Cablevisión Holding S.A c/Comisión Nacional de Valores s/medidas cautelares” Docket No. 7998/2018, pending before the Federal Civil and Commercial Court No. 3.

Sincerely,

Telecom Argentina S.A.

/s/ Gabriel P. Blasi
Responsible for Market Relations

ATTACHMENT

FREE TRANSLATION

Buenos Aires, September 21, 2018.

Mr. President of the Board of Directors

of Telecom Argentina S.A.

Alicia Moreau de Justo 50, 13 Floor

City of Buenos Aires

Ref.: Mandatory Tender Offer promoted and formulated by Cablevisión Holding S.A. — Notification of interim injunction dated September 20, 2018.

Dear Sirs,

Ignacio Sáenz Valiente, in my capacity as Vice-President acting as President of Cablevisión Holding S.A. (the “Company”), I am writing to you to inform you that on the date hereof the Company was notified of a resolution dated September 20, 2018 issued in re. “Cablevisión Holding S.A. c/ Comisión Nacional de Valores s/ Medidas Cautelares” Docket No. 7998/2018 pending before the Federal Civil and Commercial Court No. 3 according to which, as an interim injunction, the Comisión Nacional de Valores shall abstain from resolving and deciding — until such interim injunction is resolved upon fulfillment of certain requirements provided under article 4 of Law No. 26,854 — on the authorization of the Mandatory Tender Offer for Class B Shares of Telecom Argentina S.A. promoted and formulated by the Company as of June 21, 2018, as duly notified to you according to applicable law.  Please find attached a copy of the relevant excerpts of such resolution.

Sincerely,

Cablevisión Holding S.A.

/s/ Ignacio JM Sáenz Valiente
Vice-President acting as President

FREE TRANSLATION

National Judicial Branch

FEDERAL CIVIL AND COMMERCIAL COURT 3

7998/2018

CABLEVISION HOLDING SA c/ COMISION NACIONAL DE VALORES s/ MEDIDAS CAUTELARES

Buenos Aires,    September 2018. MD-AMA

[Opening procedural paragraphs intentionally omitted]

INJUNCTION:

The company “Cablevisión Holding S.A.” (CVH) requests the granting of an injunction whereby the Argentine Securities Commission (CNV [for its Spanish acronym]) shall abstain from pronouncing itself and deciding on the authorization of the Mandatory Tender Offer to Acquire Class B Shares of Telecom Argentina SA (OPA [for its Spanish acronym]) promoted and formulated pursuant to Law No. 26,831, until a final decision is rendered on the merits.

[CVH] points out that, given the urgent nature of the matter and the time consumed by procedural terms, [the court should] grant immediately an interim injunction pursuant to Article 4º, subsection 1º, paragraph 3º of Law No. 26,854, without applying the time limit set forth therein; in that regard [CVH] explains that its request is until the injunction is decided and not until [the CNV] files its report or until the expiration of the term granted for its production.

CVH explains that on 1/1/2018 CVH became controlling shareholder of Telecom Argentina S.A. as a result of the receipt of new common shares of Telecom that occurred after the merger of Cablevisión S.A. into Telecom became effective and the entry into force of the Telecom shareholders’ agreement executed on 7/7/17, which grants CVH the right to appoint a majority of the Board of Directors of TEO.

CVH argues that as a result of the occurrence of that change of control with respect to TEO and pursuant to the old language of Law 26,831 and the CNV rules, it had the statutory obligation to promote and formulate a Mandatory Tender Offer to Acquire Class B Shares of Telecom Argentina SA (OPA) before 30/6/2018; CVH adds that prior to the expiration of that statutory term, on 11/5/18, Law No. 27,440 was published in the Official Gazette, amending substantially the rules set forth under (Capital Markets) Law 26,831 for Tender Offers, especially those relating to the way that price must be determined.

CVH states that in light of the imminent expiration of such term, it promoted the OPA satisfying the requirements set forth in the legislation then in force and applicable, and therefore [the OPA] should be approved and authorized without any kind of condition. CVH states that the CNV, based on the principal of equal treatment among shareholders, imposed conditions on the price of the OPA that have no legal grounds, setting the price of the OPA in dollars, which would cause a serious economic damage, because it would be obligated to pay a price that is materially higher than the price provided under the Capital Markets Law, which would constitute an expropriation of Cablevisión.

Given the particular characteristics of the case and especially the [facts] presented under points III.1 and IV of the document on pages 219/226, I consider that with the elements produced [by CVH] there are enough grounds to obtain the protection requested pursuant to Article 4, subsection 1º third paragraph of Law No 26,854.  Consequently, and subject to a sworn guarantee that is deemed satisfied with the request for the injunction filed by the claimant’s attorney-in-fact in the initial claim, we hereby impose as an interim injunction that the Argentine Securities Commission shall abstain from resolving and deciding on the authorization of the Mandatory Tender Offer to Acquire Class B Shares of Telecom Argentina SA promoted and formulated by Cablevisión Holding S.A. on 21 June 2018, until [the court] decides on the injunction requested by the Company after fulfilment of the requirements of Article 4 of Law No. 26,854.

[Closing procedural paragraphs intentionally omitted]

[A full Spanish version of the court’s decision is available on http://www.cnv.gov.ar]

Signature Date: 20/09/2018

Uploaded onto the system: 21/09/2018

Signed by: JOSE LUIS CASSINEIRO, ACTING JUDGE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	September 21, 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations